Filed by: DCT Industrial Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934.

Subject Company: DCT Industrial Trust Inc. (Commission File No. 001-33201)

The following is a transcript of an investor call held on April 30, 2018.

30-Apr-2018

Prologis, Inc. (PLD)

Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call

Total Pages: 18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

CORPORATE PARTICIPANTS

Tracy A. Ward	Eugene F. Reilly

Senior Vice President-Investor Relations & Corporate Communications,	Chief Executive Officer-The Americas, Prologis, Inc.
Prologis, Inc.

Hamid R. Moghadam	Thomas S. Olinger

Chairman & Chief Executive Officer, Prologis, Inc.	Chief Financial Officer, Prologis, Inc.

Philip L. Hawkins

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

OTHER PARTICIPANTS

Jeremy Metz	Eric J. Frankel

Analyst, BMO Capital Markets (United States)	Analyst, Green Street Advisors LLC

Ki Bin Kim	Vikram Malhotra

Analyst, SunTrust Robinson Humphrey, Inc.	Analyst, Morgan Stanley & Co. LLC

Michael Jason Bilerman	Jonathan M. Petersen

Analyst, Citigroup Global Markets, Inc.	Analyst, Jefferies LLC

Jordan Sadler	Bill A. Crow

Analyst, KeyBanc Capital Markets, Inc.	Analyst, Raymond James & Associates, Inc.

Steve Sakwa	Richard Anderson

Analyst, Evercore ISI	Analyst, Mizuho Securities USA LLC

John William Guinee	Thomas Catherwood

Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, BTIG LLC

Nick Yulico	Emmanuel Korchman

Analyst, UBS Securities LLC	Analyst, Citigroup Global Markets, Inc.

Vincent Chao	Sumit Sharma

Analyst, Deutsche Bank	Analyst, VR Investments

Michael Carroll

Analyst, RBC Capital Markets LLC

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the Prologis and DCT Merger Conference Call. My name is Dan, and I will be your operator for today’s call. At this time, all participants are in a listen only mode. Later, we will conduct a question-and-answer session. [Operator Instructions] Thank you. Also, note this conference is being recorded.

I would now like to turn the call over to Tracy Ward. Tracy, you may begin.

Tracy A. Ward

Senior Vice President-Investor Relations & Corporate Communications, Prologis, Inc.

Thanks, Dan. Good morning, everyone. Welcome to the Prologis and DCT merger conference call. If you’ve not yet downloaded the press release or acquisition presentation related to this call, they are available on Prologis’ website at prologis.com under Investor Relations and DCT’s website at dctindustrial.com under investors. This morning, you will hear from Hamid Moghadam, Prologis’ Chairman and CEO; Gene Reilly, Prologis’ Chief Executive Officer of the Americas; Tom Olinger, Prologis’ Chief Financial Officer; and also joining us for the call is from Prologis is Ed Nekritz.

With us today from DCT is Phil Hawkins, President and CEO; Matt Murphy, Chief Financial Officer; John Spiegleman and Melissa Sachs. Following our prepared remarks, we will host a question-and-answer session.

Before we begin our prepared remarks, I’d like to state that this conference call will contain forward-looking statements under federal securities laws. These statements are based on current expectations, estimates, and projections about the market and the industry in which the companies operate as well as beliefs and assumptions of the management of both companies.

Some of these factors are referred to in Prologis’ and DCT’s 10-Ks or SEC filings. Additional factors that could cause actual results to differ include, but are not limited to the expected timing and likelihood of completion of the transaction, including the ability to obtain the requisite approval of DCT’s stockholders and the risk of the conditions to the closing of the transaction may not be satisfied.

Forward-looking statements are not guarantees of performance and actual operating results may differ. Finally, this call will contain financial measures such as FFO and EBITDA that are non-GAAP measures and in accordance with Reg G, the companies have provided reconciliations to those measures in their respective earnings packages.

With that, I’ll turn the call over to Hamid. Hamid, will you please begin.

Hamid R. Moghadam

Chairman & Chief Executive Officer, Prologis, Inc.

Thanks, Tracy, and good morning, everyone. I’m very excited to be here this morning with the Prologis team as well as Phil Hawkins, Matt Murphy from DCT, to discuss a transaction we announced yesterday afternoon, and to answer any questions you might have.

I’d like to start by telling you about the tremendous respect and admiration we have for what Phil and his colleagues have accomplished in transforming DCT into a premier industrial company. In our view, DCT’s assets today along with Prologis’, represent to the highest quality portfolios in the top logistics markets in the U.S. The complementaring nature of our holdings make for a profitable and highly strategic combination.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Over the past decade, the DCT team has created significant value through thoughtful market realignment, strong real estate operations and smart development. At the same time, Prologis has built a high quality portfolio of significant scale and efficiency with unique platform capabilities and an enviable cost of capital.

This combination allows DCT’s shareholders to capture an attractive premium above NAV upfront, while allowing all continuing shareholders to benefit from significant cost and revenue synergies, as well as increase customer mindshare going forward.

With that, let me now turn it over to Phil for his remarks.

Philip L. Hawkins

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

Thanks, Hamid, and good morning everyone. This is an important time for DCT. Yesterday, our board voted unanimously to merge DCT into Prologis. We’ve competed against Prologis now for many years and it’s always been apparent to us that their approach to operating, investing and developing is very consistent with our own. As a result, the overlap between our respective companies markets and portfolio quality is remarkable. And through that competition, we’ve gained a great deal of respect for the leadership team and their company.

The economics of the transaction were obviously an important consideration as well. Using Friday’s closing prices, our investors will receive a 15.6% premium on their shares, as well as a 36% increase in their dividends per DCT share. Considering these economics, we asked ourselves if over the next few years could we outperform the premium that our shareholders can receive today? And our answer was maybe, but we felt that we would have a much better opportunity to create value with Prologis because of the combined companies significant scale, cost of capital and platform advantages.

So in the end, while a momentous decision for us to make, we’re convinced that agreeing to merge is a clear cut and compelling opportunity for our shareholders. While this is a great day for our shareholders, it will for sure be filled with many mixed emotions for me and my DCT colleagues. We’ve built a great organization and our employees have done a phenomenal job creating tremendous value for DCT’s shareholders over the past 10 years by consistently delivering top tier results and exceeding expectations. And while today marks the beginning of the end for DCT and our value creation mission, we can all look back on our days at the company with pride and treasure the friendships that we’ve built together.

With that, let met turn the call over to Gene.

Eugene F. Reilly

Chief Executive Officer-The Americas, Prologis, Inc.

Thanks, Phil. At a high level, DCT’s real estate assets are comprised of a 71 million square foot operating portfolio, a 7 million square foot development and value-add program, and over 400 acres of owned and controlled land. All of these assets are located in markets and submarkets that Prologis considers strategic, and in which we have scale and operating presence.

We’re happy to discuss the portfolio in more detail in Q&A. But suffice it to say these assets are very similar to the Prologis U.S. assets in terms of customer profile, physical characteristics and locations. The most significant portfolio level difference is that DCT has a somewhat heavier weighting to Atlanta, and a lighter weighting to New Jersey. We expect to trim $550 million or about 7% of the portfolio through dispositions over the next 24 months.

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

The complementary business strategies and portfolios allow us to capture $80 million per year in immediate cost synergies, comprised of $43 million of financial savings, which Tom Olinger will cover later on; $30 million in redundant corporate overheads, which will be reflected as reduced SG&A and $7 million in net property management revenue, which will be reflected as an increase in NOI.

While there are significant efficiencies running the DCT portfolio on the PLD platform, we will hire a number of leasing and property management professionals to manage these assets and of course we hope to attract some of the talented DCT personnel who operate this real estate and manage these customer relationships today. In addition, we have several current openings for development and construction roles at Prologis and look forward to discussing these opportunities with DCT team members.

I want to turn to the outlook for operating performance before describing the revenue synergies. Over the last five years, the two companies have posted similar operating results and we believe the portfolios are today set up to continue this trend. Because of the domestic nature of this portfolio, the Prologis in place rent mark-to-market will increase. I am very excited about the long-term potential for revenue synergies here. We believe these will reach $40 million per annum over time, $15 million from operating performance and $25 million from development profitability.

As leases role in the DCT portfolio, now as a part of the Prologis platform, the leasing teams will be working with deeper market knowledge and relationships, more flexibility, access to better information, bigger market share, ultimately with the ability to serve customers better and generate more revenue. The DCT assets will perform better on top of the Prologis platform and the Prologis assets will likewise benefit from the addition of DCT. We believe incremental annual NOI, adjusted DCT assets will ramp to $15 million in about five years.

We also believe that we can capture and maintain about 50% of DCT’s current annual development volume. This approximates about $25 million in incremental development value creation per year. Finally, none of these synergy estimates include the potential benefits of procurement, ancillary, revenue sources or other platform initiatives currently underway. These are hard to measure, but no question, the addition of this strategic portfolio enhances all of these efforts and ultimately all of our real estate.

With that, I’ll turn it over to Tom.

Thomas S. Olinger

Chief Financial Officer, Prologis, Inc.

Thanks, Gene. I’ll start with the transaction synergies, the majority of which will be recognized immediately upon closing. With the overlap of the portfolios and our operating leverage, we expect savings of approximately $37 million from G&A and property management. Post transaction, our G&A as a percentage of AUM will drop by 12% to 43 basis points. Rounding out the day one synergies are approximately $43 million of mark-to-market adjustments.

These are comprised of $36 million of interest expense savings driven by both mark-to-market, as well as lower borrowing costs and $7 million related to fair value lease adjustments and straight-line rent reset. The transaction will increase annual core FFO by $0.06 to $0.08 per share, or by 2% to 3%. We expect to maintain our current dividend, which implies $1.92 per share for 2018.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

As Gene mentioned, going forward, we have the potential to generate $40 million in annual revenue synergies, which are not included in this accretion. Turning to the balance sheet, given the all-stock structure, there will be no significant fund requirements day one. This transaction will further strengthen our fortress balance sheet, as well maintained strong coverage with combined leverage of 24%, debt to EBITDA of less than 4.5 times and fixed charge coverage of more than 7 times.

Using our significant cost of capital advantage, we will lower the weighted average interest rate on DCT’s debt through refinancing activity. Normalizing leverage will continue to be a catalyst for future growth as every 100 basis points in additional leverage translates to about 1% of core FFO growth. And finally, given DCT’s domestically focused portfolio, this transaction increases our U.S. dollar net equity to about 97%.

In closing, we feel great about this highly strategic transaction. We are confident, we will realize the synergies that we laid out and that we will drive further value upside from our platform initiatives.

With that, thank you for your interest, and I’ll turn the call over to our operator, Dan, for your questions.

QUESTION AND ANSWER SECTION

Operator: And we will now conduct our question-and-answer session. [Operator Instructions] Thank you. Your first question comes from the line of Jeremy Metz with BMO Capital Markets. Please go ahead.

Jeremy Metz	Q

Analyst, BMO Capital Markets (United States)

Hey, good morning. Tom, I was wondering if you could talk about the $7 million of straight-line in lease mark-to-market and in particular how much of that $7 million is a lease mark-to-market, PLD has frequently talked about the significant market has on [ph] H-U.S. (00:13:08) portfolio, so I would have expected this to be a little bit of a bigger component of the deal here?

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

It’s a good question. You have to remember that if you look at the pure mark-to-market, it is higher, but you have to also back out DCT’s straight-line rent and mark-to-market adjustments that are embedded in their revenue. So this number is not to both of those. And as Gene said, the mark-to-market of portfolios is very similar in the U.S. stores.

Operator: Your next question comes from the line of Ki Bin Kim with SunTrust. Please go ahead.

Ki Bin Kim	Q

Analyst, SunTrust Robinson Humphrey, Inc.

Thanks. Good morning, everyone. So, Hamid, can you help me understand this deal from the perspective of your customers and your business. So I get that there is synergies on the balance sheet, G&A, interest costs and things like that. But from a business perspective, what’s the real accretion here, is that customer retention, is that the ability to move customers around. So, maybe you can help me understand that better?

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Sure, couple of things. First of all, let me just start off by saying that we’re paying a very full price for this portfolio and by no means are we like stealing the portfolio or anything, so it’s an appropriate price for a very high quality portfolio. Secondly, let me just say that the market in my view underappreciates the quality differences between a DCT on Prologis like portfolio and other more commodity like industrial portfolios that may be out there. And band of cap rates that people use to value asset, it’s overly narrow given the differential in growth potential for different buildings, so that’s a backdrop.

Now, when you’re putting these two high growth portfolios together, that’s not synergies, that’s just what these portfolios would have done on their own. The question is what do you that makes one plus one something greater than two, and that is a market share in the key submarkets. And obviously we’re in the same markets, cities, but we’re in the same submarkets, in many cases, we’re actually in the same park.

Having that kind of market share and market presence and the ability to move tenants around and the ability to understand tenants options and be able to serve them better, those are all intangibles that we have certainly not factored into the economics of this transaction, but we believe fully that we will realize to be – in excess of the numbers that we’ve included here. So, tough to prove, we’ve seen it with the KTR transaction that we’ve done, we saw it with the AMB Prologis merger and we’re pretty confident we’ll see it in this instance.

Operator: Okay. Your next question comes from the line of Manny Korchman with Citi. Please go ahead.

Michael Jason Bilerman	Q

Analyst, Citigroup Global Markets, Inc.

Hey. Good morning. It’s Michael Bilerman here with Manny. Hamid, I was wondering if you could delve a little bit deeper into sort of pricing and how you thought about issuing your stock at these levels relative to DCT. A couple of comments I picked up from you, I think you said above NAV in the opening comments and in your most recent response, you said we’re paying a full price, we’re not stealing it, so maybe you can just go through some of the dynamics on pricing – implied price of $68, Street at NAV of $0.54, with Street’s got an NAV on PLD of $64, so you can just walk through some of the math that got comfortable paying the price you did?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Sure. Let me just make all of this simple because there are 20 some odd analysts that follow us through all kinds of different numbers out there and all that. On Prologis’ numbers and I think speaking – I don’t want to speak for Phil, but we pretty much see the economics the same way. The DCT cap rate on that portfolio based on this price is a 4.4% cap rate. If you look at the Prologis U.S. portfolio, it’s a 4.6% cap rate. So, there is – you could say that we’re paying 20 basis points lower cap rate for this portfolio than the currency that we’re using to buy this portfolio.

But we think – not we think, we know that we will make up more than that day one in synergies. And beyond day one, as we talked about, there are lots of opportunities to gain more than that through all these revenue synergies and the platform initiatives. So that’s the way we looked at the transaction. To think about this as a cash NAV transaction, I just think this is the point and that’s the way we look at the economics.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Hey, would I love to buy this at the published NAV that’s on the Street? Yeah, I don’t think the portfolio would have been available in that. And frankly, we wouldn’t have spent the cash to do it, because we couldn’t. So, this is a side transaction and that’s the way we looked at.

Operator: Your next question comes from the line of Craig Mailman with KeyBanc Capital Markets. Please go ahead.

Jordan Sadler	Q

Analyst, KeyBanc Capital Markets, Inc.

Thank you. Good morning. It’s Jordan Sadler here. First, I guess I’m curious what you pick up in this portfolio in the DCT portfolio that you didn’t already have within the PLD platform and portfolio? And then second just the accretion on a leverage neutral basis if you have it now?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Sure. What we pick up is 71 million square feet of irreplaceable real estate and we’re keeping 93% of it. By the way, this is not our first rodeo here. When we did the AMB-Prologis merger, we even had to go through $14 billion of dispositions to get the portfolio to where we wanted to be. When we went through the KTR transaction, we have disposed between I think 18% and 20% of the portfolio to get it to where we wanted to be.

In this portfolio because of its high level of fit, we’re talking about 7% of dispositions, which is very much consistent with the way we look at our own portfolio today. So the quality and the locations and the ability to aggregate this size of our portfolio of this quality is really unique and it would have taken us years and years to be able to do this in this market.

So as I said in the beginning, the markets underappreciates differences in growth profile and quality of portfolios pretty much everybody goes around, and within a very narrow band, maybe 50 basis points applies different cap rates to different companies. I think we’ll just have to see, you’re going to have to wait and see the numbers come through. But I think the growth potential that we’re going to get on this portfolio and the savings that we’re going to get on the G&A side and on the cost side are going to come through immediately and this will prove to be another really great transaction.

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

And the accretion, on your question about leverage neutral. This is a leverage neutral transaction. The leverage is staying spot on the same. So the accretion you see is leverage neutral.

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

By the way there’s an important other point embedded in Tom’s comment there too. You already know that the Prologis target leverage over time is higher than where we are today. You also know that for every 1% increase in leverage towards our long-term target, there is an additional 1% of growth rate in our earnings, while we’re getting the same economics in effect on another $8.4 billion of assets. So the fact that we’re both under-leveraged means there’s a lot of dry powder for growth.

Operator: Your next question comes from the line of Steve Sakwa with Evercore ISI. Please go ahead.

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Steve Sakwa	Q

Analyst, Evercore ISI

Thanks. Good morning. Hamid, I guess I was wondering if you could maybe draw upon your experience of KTR kind of being the most recent and maybe somewhat similar transaction and maybe talk about some of the synergies that you’ve got post the deal here. It’s obviously clear that on a cash kind of AFFO basis, it’s kind of neutral day one. But what were some of the things that you got out of KTR, how quickly did those come through and how much more did they maybe exceed your expectations?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

I would say on the KTR synergies, we exceeded the run rate synergies within two quarters. And I would say today, three years after the transaction, we’re probably 10% to 15% ahead of what we expected in terms of synergies of operating the two portfolios together. I think in KTR, we missed it a little bit on the level of dispositions originally went into it, thinking that about 10% of it would be disposed and we ended up disposing more of it. But in terms of the economics that we dropped to the bottom line, I would say faster and bigger than we talked to you guys about.

Operator: Your next question comes from line of John Guinee with Stifel. Please go ahead.

John William Guinee	Q

Analyst, Stifel, Nicolaus & Co., Inc.

Great. Hey, Phil Hawkins, are you still there?

Philip L. Hawkins	A

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

I am.

John William Guinee	Q

Analyst, Stifel, Nicolaus & Co., Inc.

Hi. 15% premium to recent close, 36% increase in the dividend, $120 a foot, low 4% implied cap rate. Could any other board of any other publicly traded REIT acting as a fiduciary for their shareholders, which is a big if, not take a deal of this magnitude and of this sort of economics?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Are you leading the witness?

Philip L. Hawkins	A

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

John, I’ve got some comments it’s on that. I think it’s a great deal for DCT’s shareholders, given that it’s all-stock transaction. We spent a lot of time over the last few weeks, really better understanding Prologis under the hood, and we became very comfortable, not only is it a great deal for our shareholders on a standalone basis, but also it’s a great deal for both companies’ shareholders going forward. I guess it’s a very unique combination that couldn’t happen very often. There aren’t a lot of – there aren’t that many companies out there that are of this high quality and this compatible.

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

The hardest part for me and our board was not about the fiduciary responsibility to our shareholders, that was easy and I think our board demonstrated their commitment to do the right thing for shareholders. The hard part about this transaction as you might imagine is the people side of it. We’ve got a great company and a great team that I’ve become – I’m very proud of and also consider almost all of them as friends. And to see that come to an end, as we know it anyway, has been very difficult for me more emotionally traumatic than I might have even imagined and I knew it’s going be tough. But I also am confident that those who join PLD will do great and also those who pursue other directions in their career for whatever reason, will also do great. The adjustment and the finality of it is what we’re dealing with [inaudible] (00:24:35), but thanks for the comments.

Operator: Your next question comes from the line of Nick Yulico with UBS. Please go ahead.

Nick Yulico	Q

Analyst, UBS Securities LLC

Thanks. I just wanted to go back to the comment about $25 million for the future revenue synergies related to development profitability. Is that just related to the in-place DCT development pipeline underway today? And then how did you think about on the Prologis side ascribing value to DCT’s development pipeline and platform since DCT doesn’t own that much land, just some thoughts on that would be helpful?

Eugene F. Reilly	A

Chief Executive Officer-The Americas, Prologis, Inc.

Yeah, Nick, this is Gene. Let me take that. So the $25 million is a pretty simple equation. We’re just factoring and assuming that we will capture about 50% of the historical volume that DCT has done over time. So we’re just assuming that into the future, the rest of the market fix one half and we take the other half. We hope that ends up being conservative and you put a 15% margin on that and you get $25 million. So that’s pretty straightforward.

In terms of valuing the platform, obviously we’ve looked very carefully at all the land bank and the CIP and that’s part of our overall valuation. And by the way, we’re very, very happy with that. Every single piece of land and development project underway is just as synergistic with our portfolio as the rest of the portfolio. But we did not take and put a separate valuation so to speak on the development platform. As I said earlier in my remarks, we hoped to bring onboard some development and construction talent because there are some fantastic people at DCT.

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Nick, I think the implicit thing in your question was, did we take the development – pro forma development profits out of the DCT portfolio and ascribing multiple to them, and the answer is no. If your question was, do we take the profitability in the existing portfolio and with the actual margins that we think we’re going to get in that business and value it that way as a one-time asset purchase, the answer is yes, so no ongoing platform value for development.

Operator: Your next question comes from the line of Vincent Chao with Deutsche Bank. Please go ahead.

Vincent Chao	Q

Analyst, Deutsche Bank

10
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Hey, good morning, everyone. I just want to go back to the $0.06-$0.08 of accretion there. I just want to hear on the $550 million of expected dispositions, is that baked into that $0.06-$0.08? And then in terms of the interest expense of $36 million, it’s listed as debt mark-to-market and I was just curious how much of any can get out sooner to make that more of a cash mark-to-market as opposed to an accounting.

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

Vin, it’s Tom. I’ll take both of those questions. On your first question, the dispositions, yeah, that’s implicit in our guidance in that forecast accretion because of just the way we recycle capital. So that’s embedded in there.

On your question about the interest savings, about day one of the $36 million of debt mark-to-market, almost half of that, we will realize in cash savings going forward day one. We’re going to probably refinance roughly half of the debt stack. The remaining portion, we think we’re going to get after very quickly, I would say by no later than the end of the year, but we’re going to get after that right away, I would expect it to be much sooner than that. And most of that incremental is going to be cash savings. So simple way to look at it is, DCT’s debt stack of $1.8 billion, 4.4% interest rate average, Prologis today 2.8%, that delta on $1.8 billion is about $30 million. So that is the opportunity for us from a cash interest savings standpoint, and we think we’re going to get after – half of it comes day one, the other half is going to very soon be after it.

Operator: Your next question comes from the line of Michael Carroll with RBC Capital Market. Please go ahead.

Michael Carroll	Q

Analyst, RBC Capital Markets LLC

Yeah, thanks. Hamid, does this deal change your expectation was the right long-term annual development start volume of $2 billion to $3 billion? Do you expect to stay within that long-term range even after this deal?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Not significantly, because remember, our development program is a global program and actually we do more development outside the U.S. than in the U.S. So this will be a pretty significant volume of development that won’t be affected by this transaction. But I would – if I were going to pick a number, the number would be about $150 million a year of incremental development. And to be honest with you, that gets lost in the $2 billion to $3 billion number and I can’t be that precise about things.

Operator: Your next question comes from line of Eric Frankel with Green Street Advisors. Please go ahead.

Eric J. Frankel	Q

Analyst, Green Street Advisors LLC

Thank you. Tom, first, in regards to the interest savings, can you bucket how much $36 million would have been earned by DCT anyway by just refinancing their debt over time given their lower cost of borrowing? And then the second question, can someone just remark on the potential revenue synergies going forward? I noticed in your letter to your employees that you remarked on this 5D initiatives. So, can you just talk about how the – how your platform aside from just having properties close by and tenants that you can move around, how you might be able to create some more revenue synergies over time? Thank you.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

Eric, on the first question, I don’t have the precise numbers, I’m here with Matt, but certainly DCT with their balance sheet and their operating performance could’ve and would have realized interest savings over time. But the magnitude by which we can realize those both the magnitude and the time is dramatically different.

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Well, one easy way of thinking about it is that, eventually on a leverage neutral basis $1.8 billion of debt would get refinanced, forget it the interim timing. But if you look at the run rate, I mean, our cost of capital, our cost of borrowing regardless of where you are and the maturity curve is about 60, 65 basis points lower than their just because of our liquidity and larger size of the balance sheet. So that over time would be a pretty significant run rate, interest rate savings, which exceeds the numbers we’ve been talking about here. Eventually, we’ll get to that [indiscernible] it might take this time.

So that was one. Under revenue synergies, Eric, I’m not sure I understand your question, because I think there were two prior questions on this that we went through. There’s an aspect of it that you want to focus on or we didn’t explain fully, happy to do that a little bit later.

Operator: Your next question comes from the line of Vikram Malhotra with Morgan Stanley. Please go ahead.

Vikram Malhotra	Q

Analyst, Morgan Stanley & Co. LLC

Thanks. Hamid, maybe you can talk about this transaction in context of maybe other opportunity, specifically in other geographies like Europe sort of what does this mean for your appetite for Europe and how do you think about the opportunities there?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Look, there have been some pretty significant transactions in Europe. And in every case, we’ve been present, we’ve analyzed this. We’ve thoroughly torn out the part and put it back together again. And we’ve elected not to proceed with those transactions. You can assume that with our platform, pretty much everything that happens in the industrial business, we have the opportunity to look at and analyze. And we act on very few of those opportunities. In fact, in my career, going back to the AMB days, we’ve acted – this would be the third company opportunity we’ve acted on. That’s kind of one a decade, if you divided by 35 years. So, it’s not we’re out there buying every deal that comes up. It was the Prologis transaction, it was the KTR transaction and now it’s DCT. And the common theme between all of them is quality, location, which really matters in this business.

Operator: Your next question comes from the line of Jon Petersen with Jefferies. Please go ahead.

Jonathan M. Petersen	Q

Analyst, Jefferies LLC

Great. Thanks. I just wonder if there’s any consideration in terms of moving some of the DCT properties over into funds and to get some AUM there, was there any thought on destructuring it that way or could eventually that be an end game for some of the properties in the DCT portfolio?

12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Not specifically for that reason at all, because again as I said the currency used in this transaction is our equity. And if we were to use the funds, it would be cash and that would be a different set of economics altogether. So that there is no current plan to do that. We may want to use some of the DCT assets at some point to fulfill some of our ongoing 1031 requirements with respect to our normal asset recycling program, so – but if we did that, it would be a very small part of this transaction overall.

Operator: Your next question comes from the line of Bill Crow from Raymond James. Please go ahead.

Bill A. Crow	Q

Analyst, Raymond James & Associates, Inc.

Thanks. Good morning. Phil, a two-parter from you, did DCT seek or receive any other bids in this process. And do you have a non-compete or is it possible we could see you and Matt back in the business again?

Philip L. Hawkins	A

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

We did not market the company. We were on a very focused mission to continue to execute the way you’ve seen us do for quite a while. The conversations with Hamid and Gene and others led to the opportunity that we felt we needed to pursue, but we did not initiate it. And so that’s that. I have a non-compete for one year. I’m joining the Prologis board and gratefully so and enthusiastically so. So I – it’s not my expectation, you’ll see me back in the industrial space, yeah.

Operator: Your next question comes from...

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

The only thing that I’ve changed is that I’m going to be working for him going forward.

Operator: Your next question comes from the line of Rich Anderson with Mizuho Securities. Please go ahead.

Richard Anderson	Q

Analyst, Mizuho Securities USA LLC

My question has been answered. Thank you.

Operator: And your next question comes from the line of Manny Korchman with Citi. Please go ahead.

Michael Jason Bilerman	Q

Analyst, Citigroup Global Markets, Inc.

Yeah. Just Michael Bilerman. I have two quick follow-ups. One was just, Phil, you talked that that you didn’t market and basically a window period in the merger agreement. So, I assume you didn’t during the last few weeks there was an exclusive transaction where you didn’t reach out to any other parties. So if you can just confirm that?

13
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

And then the second question, just Tom, on all the debt, DCT has got a pretty long-dated debt maturity profile, so I assume you’re going to have to prepay and there’s a fair amount of cost of doing that. So if you can just outline total sort of cost in this transaction from debt breakage, bankers, lawyers and all of that just as we think about adding that to the debt stack to what you want to accomplish on the interest rate savings?

Philip L. Hawkins	A

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

Hey, Michael. Yeah, I’ll confirm, we did not reach out to anyone, the window-shop provisioning that you’ve seen in the merger agreement.

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

And Michael, we’re going to look at all the debt, and look at the liability management piece of that. And if it makes economic sense for us to do that, you’re familiar with how we’ve looked economically to make sure we do a matched maturity NPV calculation to make sure we’re getting the economics to take out debt. And right now based on what we’ve seen, it looks very favorable. So I’m confident that we’ll be able to get that after that debt in a very economic way, including all associated cost to do that.

Operator: Your next question comes from the line of Steve Sakwa with Evercore ISI. Please go ahead.

Steve Sakwa	Q

Analyst, Evercore ISI

Yeah. Thanks. I guess Michael has really asked my question about the kind of overall transaction cost, severance and the like. I guess that will be disclosed in the proxy, but is there any sort of range or broad sort of set of numbers you could provide us today?

Thomas S. Olinger	A

Chief Financial Officer, Prologis, Inc.

Yeah, Steve. This is Tom. It’s roughly about 1% of transaction cost or about $85 million and the components of that will be broken out in the proxy.

Operator: Your next question comes from the line of Eric Frankel with Green Street Advisors. Please go ahead.

Eric J. Frankel	Q

Analyst, Green Street Advisors LLC

Thank you. Hamid, I’ll try to be more specific with the revenue synergy question. I think that’s more related to some of the technological investments you’ve made over the last couple of years and the group you’ve formed there, so maybe you can remark on that. And how perhaps say a tenant’s going to be willing to pay a little more rental revenue to be in your portfolio versus a generic landlord? And then Phil and Matt, just wanted to separately congratulate you both. You’ve done a terrific job running the company over the last about 13 years now. Thank you.

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Great. Eric, so I would categorically break down the revenue synergies into two buckets. There are things that we can do to the real estate by virtue of these two portfolios being together, which is deeper market presence, better market knowledge, sort of the clustering effect of knowing what’s going on in your market because you own it now, and those are all things that Gene talked about already, so I won’t repeat those.

14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

The second category is what you clarified just now, which are what are the platform initiatives and what are the areas that we’re working on. And I would say in terms of relevance of this transaction and this opportunity, there are four that you should think about. And let me just touch on them and probably this is not the place to dwell on them. But one is customer experience. We are spending a lot of time re-engineering the way we interact with the customers, the value proposition, the way we do everything from the clear lease, which is the gross lease approach to them, simplifying their life, doing a lot of the maintenance work that we usually put on them, doing it on scale more efficiently ourselves, enhancing the move-in process and all the things that gets them up to business right away instead of having to wait to get up to speed et cetera, et cetera. There are actually 16 things alone under customer experience that we’re doing, that are paying pretty big dividends on our own portfolio right now. And of course we’ll do that on this increased portfolio.

The second initiative is what we call PARS, which is procurement and ancillary revenues. The procurement part of it has to do with the way we buy CapEx, the way we buy development and the way we do our operating expenses that previously were done by our tenants that we can perform for them on scale on a more efficient basis. We have roughly, between development CapEx and OpEx, about a $3 billion annual run rate just as Prologis without taking into account the DCT platform.

Look I don’t want to be too optimistic, but we think there’s a 5% opportunity to take cost out of that by virtue of doing these things in bulk. That’s a huge number. That’s a $150 million number. Now I don’t want to get a call – on every call going forward, is it $150 million or $140 million or $160 million, but it’s on the order of magnitude, it’s hundreds of millions of dollars of opportunities. The ARS part of that, which is ancillary revenues have to do with all the things other than four walls and a roof that you can collect rent on. These would be billboards, this would be signage, that would be roof signage, that would be places that you can install cellular antennas, 5G roll-out, there is a lot of other stuff that you can do, solar renewable energy on the roofs and the like, so again very significant opportunity.

The third category is data, and this one we’re very early on, so this is going to take some time to come. But data is becoming an increasingly important commodity to our customers, because really we’re in the business of helping them serve their customers. Real estate is just one component of that. Data is another component of that. As you know, about 2% of the global GDP goes for our buildings. We’ve published that study about six months ago. There is a lot you can learn by being a little more attentive to 2% of the global economy going through your buildings and I think some of that can be very helpful to our customers. On this one, we’re a couple of years away.

Finally, the one that’s immediate and we’ve already gotten a lot of benefits on is continuous improvement. We are doing things like doing real-time budgeting, so we don’t do budgeting any more, real-time, every time we sign a lease, our entire portfolio is updated, we’re running. We basically took on the KTR portfolio with no incremental revenue and I think we can take on $20 billion, $30 billion, $40 billion more real estate with the systems investments that we’ve done. This is below the line not at the property level – at the SG&A level, because we’ve invested in technology, we’ve invested over $100 million in technology since the merger. These are not numbers that normal real estate companies can afford to do.

So I’ve probably taken more time than I should have to discuss this already and happy to talk about it offline with any one of you. But over time, this business is about doing things so that a $1 of NAV becomes a $1 or something of cash flow to your shareholders and you need scale to do that. And we’ve got to get out of this mentality of NAV, because that basically means management and scale [ph] can’t (00:43:15) add any value and we just frankly don’t believe in that. And I don’t think Phil does either.

15
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Operator: Your next question comes from the line of Tom Catherwood with BTIG. Please go ahead.

Thomas Catherwood	Q

Analyst, BTIG LLC

Thank you and good morning. For the past few years, you’ve been rightsizing your U.S. portfolio, increasing holdings on the coasts and reducing exposure in certain Central region markets. It seems like with this deal, even after the $550 million of sales, it will increase your waiting in the Central region. So the questions are kind of first is that the case? And second if that so, how are the DCT assets different from those that you sold or contributed in the middle of the country over the past few years?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

Okay. So let’s talk about the DCT assets as everything other than the $550 million, okay, that we’re thinking about selling. So the vast majority $8 billion of the DCT assets are exactly like the assets that we have kept in our portfolio, okay. So the only part of it that is non-strategic in our view is about 7% over there about $550 million. So that’s a very small part of this deal.

Secondly, since the AMB-Prologis merger, we have disposed of $12 billion of real estate, that’s what they’d be. That’s a tremendous amount of real estate that we’ve cycled, by the way we’ve bought about $10 billion and we’ve developed about $7 billion or $8 billion in the process of doing that. So there’s been a tremendous reshuffling of our portfolio as well. It’s just that it’s so big that by percentage, it doesn’t look that big, but by absolute numbers it’s actually a couple of companies combined. So we’re pretty confident that we can get through the $550 million in the normal course of business. There is no urgency to doing that. And we’ll have those resources when we need the capital and we don’t need a lot of capital right now, so we’re not in a big hurry to dispose of those. They’re fine. In most other portfolios, they would actually be considered really good assets, it’s just that we have [indiscernible] (00:45:26)

Operator: And your last question today comes from the line of Manny Korchman with Citi. Please go ahead.

Emmanuel Korchman	Q

Analyst, Citigroup Global Markets, Inc.

Hey, it’s actually Manny here with Michael this time. Just appreciate the one. In terms of just thinking about your exposure to global markets, we spent a whole lot of time last year talking about Europe as a growth driver, we spent a few days on the ground there. Here you go with a big U.S. portfolio deal that increases your U.S. exposure as a proportion of shrinks to Europe, how do you think about that? Are we reading too much into that especially with Hamid’s comments on European deals being hard to close?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

So, good question. We just found that the European opportunities have been significantly mispriced in terms of our view, obviously properly priced in the eyes of the people that pursued those transactions. We’ve looked at them, we analyzed them and we like Europe, we think Europe is going to have a pretty significant growth in 2019 and going in onwards. It’s behind the U.S. in terms of cycle, but that doesn’t mean direct assets in the U.S. – there are some assets in the U.S. that we really like and DCT would be on top of that list.

16
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

So you’ve got to act on these opportunities when the moment is right, because you can’t pick your shots on your own timing. This opportunity is an opportunity of a decade, it’s taken Phil and his team to really recycle this portfolio and get it to this condition. To be perfectly honest with you, we would have had zero interest in buying the DCT portfolio a decade ago, zero, not a – so, it’s a lot of pain and agony that the team has gone through to get the portfolio to this condition and this is why we like it, pretty hard to do.

Operator: And your last question comes from the line of Sumit Sharma with VR Investments. Please go ahead.

Sumit Sharma	Q

Analyst, VR Investments

Hi, Hamid. This is Sumit. Thanks for taking the question. I guess following up on Tom Catherwood’s question, how does this change your focused submarket thesis, you had I guess five submarkets in a recent presentation? And I think Gene mentioned that this ticks up the mark-to-market across the portfolio a bit, is there a number that you’d like to share?

And secondly, are there any other portfolios of similar size floating around the market, just trying to get a sense of the transaction activity?

Hamid R. Moghadam	A

Chairman & Chief Executive Officer, Prologis, Inc.

I’m not aware of any portfolio of this size and this quality that’s floating around out there. I would say even a portfolio of much smaller size in this quality, I can’t speak of. So, the answer to your second question would be, no.

And the answer to your first question is, we’re active in global and regional markets that we have very clearly explained and they’re in our supplemental and that’s where our focus has been. There are five of those markets that really stand out because of their size and scale. There is zero difference between the DCT portfolio and the presence that we’d like to have, there is perfect alignment.

The only difference of any note is that they’re slightly underweighted compared to our portfolio, I wouldn’t say slightly, they’re underweighted with respect to our portfolio in New Jersey, and they are slightly overweighted compared to our portfolio in Atlanta. And both of those two markets are big markets, but with respect to L.A., with respect to Bay Area, with respect to Chicago, Dallas all the other important markets, Seattle, we’re in perfect alignment, not just by market by the way, you’ve got to be really careful about this, too. I mean I’ve seen people talk about the Bay Area and their assets are in Sacramento, so I don’t mean that. I mean literally submarket-by-submarket. I think in the material that you have, you even see some of the parks that we have common buildings in. So there is perfect alignment not just by market but also submarket and we like this portfolio a lot.

Hamid R. Moghadam

Chairman & Chief Executive Officer, Prologis, Inc.

Okay. Since that was the last question from Sumit. Thank you very much. I’m sure we’re going to be talking to most of you over the course of the next couple of weeks and look forward to that.

17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Prologis, Inc. (PLD)
Acquisition of DCT Industrial Trust, Inc by Prologis, Inc Call	30-Apr-2018

Philip L. Hawkins

President, Chief Executive Officer & Director, DCT Industrial Trust, Inc.

I would also echo, thanks to Hamid and the Prologis team to join the call. I want to thank everybody who has been on this call, investors and analysts, I’ve known many of you for many years and I appreciate that friendship and relationship and look forward to speak with you more. But I also want to thank our employees, many whom I’m sure are listening as well, we’ve done a great job together. I’m very grateful for what you’ve done to create value for our shareholders which we proud of that, and thank you. Good day.

Operator: Thank you to everyone for attending today. This will conclude today’s call and you may now disconnect.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2018 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2018 FactSet CallStreet, LLC

Additional Information

In connection with the proposed transaction, Prologis, Inc. (“Prologis”) will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Prologis and a proxy statement of DCT Industrial Trust Inc. (“DCT”) (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to DCT’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Prologis or DCT. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the Investor Relations section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111 or by telephone at 415-394-9000. The documents filed by DCT with the SEC may be obtained free of charge at DCT’s website at the Investor Relations section of http://investors.dctindustrial.com/CorporateProfile or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from DCT by requesting them by mail from Investor Relations, 555 17th Street, Suite 3700, Denver, CO 80202, or by telephone at 303-597-1550.

Participants in the Solicitation

Prologis and DCT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 22, 2018, for its 2018 Annual Meeting of Shareholders. Information about DCT’s directors and executive officers is available in DCT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and in its proxy statement dated March 21, 2018, for its 2018 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or DCT as indicated above.

Cautionary Statement Regarding Forward-looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and DCT operate as well as beliefs and assumptions of management of Prologis and management of DCT. Such statements involve uncertainties that could significantly impact financial results of Prologis or DCT. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates” including variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Prologis or DCT expect or anticipate will occur in the future—including statements relating to rent and occupancy growth, development activity, contribution and disposition activity, general conditions in the geographic areas where Prologis and DCT operate, debt, capital structure and financial position, Prologis’ ability to form newco-investment ventures and the availability of capital in existing or newco-investment ventures—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) maintenance of REIT status, tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain and our credit ratings; (vii) risks related to our investments in our co-investment ventures, including our ability to establish newco-investment ventures; (viii) risks of doing business internationally, including currency risks; (ix) environmental uncertainties, including risks of natural disasters; (x) risks associated with achieving expected revenue synergies or cost savings; (xi) risks associated with the ability to consummate the merger and the timing of the closing of the merger and (xii) those additional risks and factors discussed in the reports filed with the Securities and Exchange Commission (“SEC”) by Prologis and DCT from time to time, including those discussed under the heading “Risk Factors” in the irrespective most recently filed reports on Form 10-K and 10-Q. Neither Prologis nor DCT undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.